Exhibit 99.1

JA Solar Enters into Share Transfer Agreement with M.SETEK for Settlement of Prepayment

SHANGHAI, July 30, 2012 — JA Solar Holdings Co., Ltd. (NASDAQ:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it entered into a share transfer agreement (the “Agreement”) on July 23, 2012 with M.SETEK Co., Ltd. (“M.SETEK”), a polysilicon and solar wafer manufacturer in Japan controlled by AU Optronics Corp. (TAIEX: 2409; NYSE: AUO). Pursuant to the Agreement, M.SETEK will transfer its 65% equity interest in Hebei Ningjin Songgong Semiconductor Co., Ltd. (“Ningjin Songgong”) to JA Solar Hong Kong Limited (“JA Hong Kong”), a wholly-owned subsidiary of the Company, for RMB247.0 million (US$38.9 million).

The parties expect to complete the share transfer by the end of this year, subject to possible government approval. The parties have been liaising with the Anti-monopoly Bureau of the Ministry of Commerce of the People’s Republic of China to evaluate the necessity of an antitrust filing of the transaction under PRC law.

The share transfer is part of an arrangement with M.SETEK to settle outstanding prepayments made by the Company to M.SETEK for polysilicon supply, following an assignment by the Company of such claim over the outstanding prepayment to JA Hong Kong. Due to a magnitude-9 earthquake in Japan and a consequent tsunami, M.SETEK failed to make the majority of the scheduled delivery of polysilicon to the Company. M.SETEK subsequently entered into a framework agreement with the Company in March 2012 to settle outstanding prepayments of US$69.1 million (RMB438.7 million).

Under the framework agreement, M.SETEK agreed to (i) use the dividends distributed by Ningjin Songgong to repay part of the prepayments, (ii) transfer its 65% equity interest in Ningjin Songgong to the Company at an appraisal price, which will be used to offset part of the remaining unused prepayments, and (iii) continue to deliver polysilicon to fully utilize the remaining unused prepayments, if any.

In order to offset the outstanding prepayments, M.SETEK repaid RMB70.0 million (US$11.0 million) to the Company in June 2012 with dividends distributed by Ningjin Songgong. M.SETEK agreed to transfer its 65% equity interest in Ningjin Songgong pursuant to the Agreement by the end of this year. For the remaining unused prepayments, M.SETEK will continue to deliver polysilicon to the Company pursuant to a supply agreement, the details of which are currently under discussion.

Based in Hebei province, China, Ningjin Songgong is a producer of solar-grade mono-crystalline silicon ingots with an annual production capacity of 2,000 MT. Its production of mono-crystalline silicon ingots is expected to complement the Company’s existing mono-crystalline silicon wafer slicing capabilities.

Upon the consummation of the share transfer, Ningjin Songgong will be 65% owned by JA Hong Kong, 32.7% beneficially owned by Mr. Baofang Jin, executive chairman of the board of directors of JA Solar and general manager of Ningjin Songgong, and 2.3% beneficially owned by several third-party individuals.

Currency Convenience Translation

This announcement contains translations of certain amounts in Renminbi into U.S. dollars, and translations of certain amounts in U.S. dollars into Renminbi, at specified rates solely for the convenience of the reader.

Unless otherwise noted, all translations from Renminbi to U.S. dollars, and from U.S. dollars to Renminbi, are made at a rate of RMB6.3530 to US$1.00, the effective noon buying rate as of June 29, 2012 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com